



04014405

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AM 1-3-2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

DEC 3 0 2004

SEC FILE NUMBER
8- 11539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____11-01-03____ AND ENDING____10-31-04____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L & M Securities Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____969 Main Street, Suite 206____
(No. and Street)

____Walpole____   ____MA____   ____02081____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Robert Auditore____   ____(603) 668-4200____
                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Medaglia & Co., Inc.____
(Name – *if individual, state last, first, middle name*)

____26 East Pearl Street____   ____Nashua____   ____NH____   ____03060____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 05 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Robert Auditore_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____L & M Securities Company, Inc._____ , as

of ____October 31,_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Treasurer
_____
Title

_____
Notary Public x 1/14/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



L & M SECURITIES COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC Rule 17a-5
FOR THE YEAR ENDING OCTOBER 31, 2004

MEDAGLIA & CO., INC.
Certified Public Accountants

NASHUA, NEW HAMPSHIRE



L & M SECURITIES COMPANY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED OCTOBER 31, 2004 AND 2003

MEDAGLIA & CO., INC.
Certified Public Accountants

NASHUA, NEW HAMPSHIRE

<u>L & M SECURITIES COMPANY, INC.</u>
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED OCTOBER 31, 2004 AND 2003

* * * TABLE OF CONTENTS * * *

SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2004
WASH. D.C. 202 SECTION

	Page
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS:	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-8
SUPPLEMENTAL INFORMATION:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12

MEDAGLIA & CO., INC.

Certified Public Accountants

26 EAST PEARL STREET
NASHUA, NEW HAMPSHIRE 03060-3459

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
L & M Securities Company, Inc.
Walpole, Massachusetts

We have audited the accompanying statements of financial condition of L & M Securities Company, Inc. as of October 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Securities Company, Inc. as of October 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 8, 2004
Nashua, New Hampshire

-2-

L & M SECURITIES COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash unrestricted	$ 5,740	$ 4,627
Cash restricted fund	25,000	25,000
Marketable securities, at market	2,256	283
Accounts receivable - stockholders	35,930	36,381
Other current assets	10,528	16,727
TOTAL CURRENT ASSETS	79,454	83,018
EQUIPMENT:		
Office equipment	47,880	47,880
Less accumulated depreciation	47,880	47,880
EQUIPMENT, NET	-	-
TOTAL ASSETS:	$ 79,454	$ 83,018

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable - trade	$ 3,200	$ 3,375
Accrued payroll and related liabilities	-	403
Accrued corporate taxes	456	456
TOTAL CURRENT LIABILITIES	3,656	4,234
STOCKHOLDERS' EQUITY:		
Common stock - no par value, 200,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	214,985	214,985
Accumulated deficit	(140,187)	(137,201)
TOTAL STOCKHOLDERS' EQUITY	75,798	78,784
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 79,454	$ 83,018

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004		2003	
	Amount	%	Amount	%
REVENUE:				
Commissions and dealer profit	$ 340,717	100.0	$ 380,071	100.0
TOTAL REVENUE	340,717	100.0	380,071	100.0
OPERATING EXPENSES:				
Commissions	11,517	3.4	63,399	16.7
Salaries and wages	16,000	4.7	24,000	6.3
Rent	100,544	29.5	60,305	15.9
Depreciation and amortization	-	-	606	0.1
Professional fees	4,500	1.3	7,100	1.9
Insurance	51,045	15.0	57,682	15.2
Massachusetts corporate excise	456	0.1	456	0.1
Office expenses	80,962	23.8	81,462	21.4
Payroll taxes	1,691	0.5	2,141	0.6
Other operating expenses	76,988	22.6	79,601	20.9
TOTAL OPERATING EXPENSES	343,703	100.9	376,752	99.1
NET (LOSS) INCOME	$ (2,986)	(0.9)	$ 3,319	0.9

See accompanying notes and independent auditors' report.

-4-

L & M SECURITIES COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2004 AND 2003

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	# Shares	Amount			
Balance, November 1, 2002	1,000	$ 1,000	$ 214,985	$ (140,520)	$ 75,465
Net Income				3,319	3,319
Balance, October 31, 2003	1,000	1,000	214,985	(137,201)	78,784
Net Loss				(2,986)	(2,986)
Balance, October 31, 2004	1,000	$ 1,000	$ 214,985	$ (140,187)	$ 75,798

See accompanying notes and independent auditors' report.

-5-

L & M SECURITIES COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (2,986)	$ 3,319
Adjustments to reconcile net (loss) income		
to net cash provided (used) by operating		
activities:		
Depreciation and amortization	–	606
Change in operating assets and liabilities:		
Decrease (increase) in:		
Marketable securities	(1,973)	(138)
Other current assets	6,199	(6,996)
Increase (decrease) in:		
Accounts payable – trade	(175)	(210)
Accrued payroll and related liabilities	(403)	(53)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	662	(3,472)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from stockholders	451	7,400
NET INCREASE IN CASH	1,113	3,928
CASH, INCLUDING RESTRICTED CASH,		
BEGINNING OF YEAR	29,627	25,699
CASH, INCLUDING RESTRICTED CASH, END OF YEAR	$ 30,740	$ 29,627
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for interest	$ –	$ –

See accompanying notes and independent auditors' report.

-6-

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

L & M Securities Company, Inc. (the Company) was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company is primarily engaged in brokerage and investment advisory services.

Revenue Recognition

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost. Major improvements and additions are capitalized. Expenditures for maintenance and repairs which do not extend the life of the applicable assets are charged to expense as incurred. When items become fully depreciated or are disposed of, the cost and accumulated depreciation are eliminated from the accounts.

Depreciation

Depreciation of equipment has been provided for by the use of the straight-line method to extinguish the cost of the assets over their estimated useful lives.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements. There are no material timing differences between financial statement and tax reporting.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into a one year clearing agreement with Mesirow Financial, Inc., whereby the Company executes all customer trades through Mesirow. Net commissions earned are credited to an account in the Company's name at Mesirow. The agreement will be automatically extended for one year periods unless terminated by a thirty day written notice by either party. Under this agreement the Company is required to keep $25,000 on deposit at Mesirow for the duration of the clearing agreement.

MARKETABLE SECURITIES

Marketable securities consist of the following as of October 31, 2004 and 2003:

	2004	2003
Marketable securities, at cost	$ 2,283	$ 145
Unrealized (depreciation) appreciation	(27)	138
Marketable securities, at market value	$ 2,256	$ 283

NET CAPITAL REQUIREMENTS

In accordance with Securities and Exchange Commission Rule 15c3-1 the Company is required to maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital (both as defined), of no greater than 15 to 1.

At October 31, 2004 and 2003, the Company's net capital was $39,868 and $42,403 respectively and the aggregate indebtedness to net capital ratio was .09 to 1 and .10 to 1, respectively.

INCOME TAXES

The Company has net operating losses of approximately $55,341. The net operating loss carryover will expire between the year 2017 and 2022.

RELATED PARTY TRANSACTIONS

The Company leases its facilities as a tenant at will from the stockholders of the Company. The total amount paid in 2004 and 2003 was $100,544 and $60,305, respectively.

The Company made unsecured advances to its stockholders. The advances were unsecured and non interest bearing. Balances due under this agreement were $35,930 and $36,381 as of October 31, 2004 and 2003, respectively.

See independent auditors' report.

	2004	2003
TOTAL OWNERSHIP	$ 75,798	$ 78,784
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL	0	0
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	75,798	78,784
ADD:		
a. Liabilities subordinated to claims of general creditors allowable in Computation of net capital	0	0
b. Other (deductions) or allowable credits	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATE LIABILITIES	75,798	78,784
DEDUCTIONS AND/OR CHARGES:		
a. Non-allowable assets		
Office equipment	0	0
Accounts receivable - stockholders	(35,930)	(36,381)
c. Aged fail-to-deliver	0	0
d. Aged short security differences	0	0
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	39,868	42,403
HAIRCUTS ON SECURITIES (COMPUTED, WHERE APPLICABLE, PURSUANT TO RULE 15C3-1(f)) Trading and investment securities - stocks and warrants	0	0
NET CAPITAL	$ 39,868	$ 42,403

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
SCHEDULE I -- COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2004 AND 2003

	2004	2003
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable - trade	$ 3,200	$ 3,375
Accrued payroll and related liabilities	-	403
Accrued corporate taxes	456	456
TOTAL AGGREGATE INDEBTEDNESS	$ 3,356	$ 4,234
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	34,868	37,403
Excess net capital at 1,000%	$ 39,502	$ 41,980
Ratio of aggregate indebtedness to net capital	.09 to 1	.10 to 1

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2004 AND 2003

	2004	2003
CREDIT BALANCES IN CUSTOMERS' SECURITY ACCOUNTS	$ 0	$ 0
CUSTOMERS SECURITIES FAILED TO RECEIVE	0	0
TOTAL CREDITS	0	0
DEBIT BALANCES IN CUSTOMERS' CASH ACCOUNTS (net of 1% discount)	0	0
CUSTOMERS SECURITIES FAILED TO DELIVER	0	0
TOTAL DEBITS	0	0
CREDITS OVER DEBITS	0	0
RESERVE REQUIRED (105% of credits over debits)	0	0
AMOUNT HELD ON DEPOSIT ON RESERVE BANK ACCOUNTS	$ 0	$ 0

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
SCHEDULE III -- INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2004 AND 2003

	2003	2002

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3

$ None $ None

a. Number of items $ 0 $ 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3

$ None $ None

a. Number of items $ 0 $ 0

See accompanying notes and independent auditors' report.

MEDAGLIA & CO., INC.
Certified Public Accountants

26 EAST PEARL STREET
NASHUA, NEW HAMPSHIRE 03060-3459

To the Board of Directors and Stockholders
L & M Securities Company, Inc.
Walpole, Massachusetts

In planning and performing our audit of the financial statements of L & M Securities Company, Inc. (the Company) for the year ended October 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (the Commission), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g):

* In making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

* In making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13.

* In complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

* In obtaining and maintaining physical possession or control (as required by Rule 15c3-30), of customers' fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PHONE 603-889-4411 * FAX 603-882-7673 * TOLL FREE 800-833-3693
E-MAIL * tom@medagliaco.com

L & M Securities Company, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Medaglia & Co., Inc.
Nashua, New Hampshire
December 8, 2004